SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                           DELTA GALIL INDUSTRIES LTD.
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                                (Name of Issuer)

                   ORDINARY SHARES, PAR VALUE NIS 1 PER SHARE
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                                   Isaac Dabah
                                GMM Capital, LLC
                                   c/o IID LLC
                          689 Fifth Avenue, 14th Floor
                               New York, NY 10022
                                 (212) 688-8288

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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 With a copy to:
                            Thomas W. Greenberg, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                 April 20, 2006
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

--------- ----------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          GMM Capital, LLC
          I.R.S. Identification No.: 72-6232404
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                     (a) [ ]
                                                                     (b) [ ]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          AF, BK
--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                            [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
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                  7.      Sole Voting Power

                          0
                  ------- ------------------------------------------------------
Number of         8.      Shared Voting Power
Shares
Beneficially              5,287,643
Owned by          ------- ------------------------------------------------------
Each              9.      Sole Dispositive Power
Reporting
Person with               0
                  ------- ------------------------------------------------------
                  10.     Shared Dispositive Power

                          5,287,643
--------- ----------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          5,287,643
--------- ----------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                            [ ]
--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          28.3%*
--------- ----------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------- ----------------------------------------------------------------------
* Based on 18,695,165 ordinary shares outstanding, excluding 1,206,802 ordinary shares held by the Company and excluding 45,882 ordinary shares held by a trustee in connection with Delta Galil's stock option plans.

--------- ----------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          GMM Trust
          I.R.S. Identification No.: 72-6232404
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                     (a) [ ]
                                                                     (b) [ ]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                            [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          New Jersey
--------- ----------------------------------------------------------------------
                  7.      Sole Voting Power

                          0
                  ------- ------------------------------------------------------
Number of         8.      Shared Voting Power
Shares
Beneficially              5,287,643
Owned by          ------- ------------------------------------------------------
Each              9.      Sole Dispositive Power
Reporting
Person with               0
                  ------- ------------------------------------------------------
                  10.     Shared Dispositive Power

                          5,287,643
--------- ----------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          5,287,643
--------- ----------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                            [ ]
--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          28.3%**
--------- ----------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------- ----------------------------------------------------------------------
** Based on 18,695,165 ordinary shares outstanding, excluding 1,206,802 ordinary shares held by the Company and excluding 45,882 ordinary shares held by a trustee in connection with Delta Galil's stock option plans.

         This Amendment No. 3 to Schedule 13D (this "Statement") relates to the ordinary shares, par value 1 NIS per share ("Ordinary Shares"), of Delta Galil Industries Ltd., an Israeli corporation (the "Company"). This Statement amends
(i) the initial statement on Schedule 13D, filed on August 17, 2005 (the "Initial Statement") jointly on behalf of GMM Capital, LLC ("GMM Capital"), a Delaware limited liability company and GMM Trust, a trust formed under the laws of the State of New Jersey ("GMM Trust", and together with GMM Capital, the "Reporting Persons"), (ii) Amendment No. 1 to the Initial Statement filed by the Reporting Persons on August 18, 2005 (the "First Amendment") and (iii) Amendment No. 2 to the Initial Statement filed by the Reporting Persons on August 30, 2005 (the "Second Amendment" and collectively with the Initial Statement and Amendment No. 1, the "Original Statement"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Statement. The Original Statement is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby supplemented as follows:

         Between September 20, 2005 and April 20, 2006, the Reporting Persons acquired 200,622 Ordinary Shares for cash through open market purchases for an aggregate purchase price of $1,365,326.63, including brokerage fees and commissions.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended and restated in its entirety as follows:

         (a) Based upon information set forth in the Company's Report on Form 20-F for the period ending December 31, 2004, there were 19,947,849 Ordinary Shares outstanding as of December 31, 2004, 1,206,802 of which were held by the Company as treasury shares and 45,882 of which were held by a trustee in connection with the Company's stock option plans. The Reporting Persons may be deemed to beneficially own 5,287,643 Ordinary Shares, or 28.3% of the outstanding Ordinary Shares. The persons set forth on Schedule I to the Initial Statement do not beneficially own any Ordinary Shares and expressly disclaim beneficial ownership of the Ordinary Shares deemed beneficially owned by the Reporting Persons.

         (b) The Reporting Persons share the power to vote or to direct to vote and the share the power to dispose or to direct the disposition of all 5,287,643 Ordinary Shares that may be deemed beneficially owned by them. As a result of its ownership of GMM Capital, GMM Trust may be deemed to control the power to vote or direct the disposition of such Ordinary Shares. The persons set forth on
Schedule I to the Initial Statement do not have the power to vote or to direct to vote or the power to dispose or to direct the disposition of any other Ordinary Shares and expressly disclaim beneficial ownership of the Ordinary Shares deemed beneficially owned by the Reporting Persons.

         (c) Other than as set forth on Schedule A, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof or, to the knowledge of the Reporting Persons, any person set forth on Schedule I to the Initial Statement. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof or, to the knowledge of the Reporting Persons, any person set forth on Schedule I to the Initial Statement.

         (d) No person (other than the Reporting Persons) is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referenced in the Original Statement or this Statement.

         (e) Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                              GMM CAPITAL LLC

                              By: /s/ Isaac Dabah
                                  -----------------------------
                                  Name:   Isaac Dabah
                                  Title:  Executive Director


                              GMM TRUST

                              By: /s/ Isaac Dabah
                                  -----------------------------
                                  Name:   Isaac Dabah
                                  Title:  Trustee

Dated: April 25, 2006

                                                                      SCHEDULE A

         Purchases by GMM Capital:

   Date of Acquisition      Number of Shares Purchased       Price Per Share ($)

         3/29/06                       2,500                        6.58

         3/30/06                      32,440                        6.72

          4/5/06                         891                        6.15

         4/10/06                      15,135                        6.82

         4/20/06                      30,254                        7.01